UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

8 February 2012

Commission File Number:  001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Interim Management Statement for the three months ended 30 September 2011

Diageo delivered 9% organic net sales growth in Q1

In the quarter ended 30 September 2011 Diageo delivered organic net sales growth of 9% against the comparable period with volume up 5%. Organic net sales growth by region was:

•                  North America 5%

•                  Europe 6%

•                  Latin America and Caribbean 30%

•                  Africa 9%

•                  Asia Pacific 14%

On a reported basis, including net sales of £29 million attributable to the acquisition of Mey İçki on 23 August 2011, net sales grew by 9% in the quarter against the comparable period.

In North America net sales growth was driven by continued positive price/mix across all categories while volume was down 2%. Price/mix in US spirits benefitted from comparison against the prior period which saw the launch of the lower priced RȌKK.  The wine category remained weak and beer was broadly flat. Double digit growth in Russia and Eastern Europe, in Germany and the Nordic markets and in Spain, where performance benefitted from the comparison to a destock there in the prior period, drove net sales growth in Europe. There was some price/mix erosion as a result of the continued difficult consumer environment. Each market in the Latin America and Caribbean region delivered very strong double digit growth and the performance in Venezuela benefitted from comparison against reduced shipments in the prior period. In Africa there was continued strong performance in all markets except South Africa which saw negative price/mix due to the growth of lower priced locally produced spirits. In Asia Pacific the developed markets delivered low single digit net sales growth while the developing markets grew very strongly led by the performance of Johnnie Walker.

Net assets were £6,572 million at 30 September 2011, compared with £5,985 million at 30 June 2011 primarily as a result of net profit for the period. Net borrowings were £8,358 million at 30 September 2011 having been £6,450 million at 30 June 2011. The increase is primarily due to the acquisition of Mey İçki for £1.3 billion.

Foreign exchange movements are currently expected to reduce reported operating profit for the year ending 30 June 2012 by approximately £35 million against the prior year. This is higher than the guidance given at the time of the preliminary results as a result of the strength of sterling against a number of currencies partially offset by the strength of the US dollar against sterling.

Paul Walsh, Chief Executive of Diageo commented:

‘Diageo has delivered a good start to the new financial year. Net sales growth was marginally ahead of expectations and the quarter did benefit from some one-off factors which are not expected to reoccur in the second quarter. Consumer trends are broadly unchanged. We have delivered positive price/mix in North America, an improvement in net sales growth in Europe and we have driven strong growth in the developing markets with net sales up 20%. We continue to expect that net sales growth for the first half will improve on that delivered in fiscal 2011.

‘We are alert to any impact which the fragile global economy may have on trading patterns as we continue to build our brands with consumers and enhance our relationships with customers. The sharpened focus we have brought to our investment in marketing, innovation and sales to build the strength of our brands and our routes to market underpins our confidence in the performance of the business.’

Supplemental Information for U.S. Investors

Reconciliation of Non-GAAP Performance Indicators

Please see “Business Review—Introduction—Presentation of information in relation to the business” in our annual report on Form 20-F for the year ended 30 June 2011 for a discussion of non-GAAP performance indicators used by the group’s management.

The organic movement calculations for net sales for the three-month period ended 30 September 2011 were as follows:

	Q1 FY2011 Reported	Exchange	Disposals	Acquisitions	Organic movement	Q1 FY2012 Reported	Organic movement
	£ million	£ million	£ million	£ million	£ million	£ million	%
North America	728	(22)	(7)	—	33	732	5
Europe	541	16	(3)	29	33	616	6
Latin America and Caribbean	209	(21)	—	—	56	244	30
Africa	285	(20)	—	12	23	300	9
Asia Pacific	279	11	—	—	40	330	14
Corporate	21	—	—	—	2	23	10
Total	2,063	(36)	(10)	41	187	2,245	9

The organic movement calculations for volume for the three-month period ended 30 September 2011 were as follows:

	Q1 FY2011 Reported	Acquisitions	Organic movement	Q1 FY2012 Reported	Organic movement
	units million	units million	units million	units million	%
Group	30.0	0.8	1.5	32.3	5

Capitalization

The table below sets forth, on an IFRS basis, the capitalization of Diageo as at 31 December 2011.  Other than the changes described in notes 1 through 6 accompanying the table below, there has been no material change in the capitalization and indebtedness of Diageo since 31 December 2011.

As of 31 December 2011
(unaudited)
£ million
Short term borrowings and bank overdrafts (including current portion of long term borrowings)	2,741

Long term borrowings
Due from one to five years	4,534
Due after five years	2,329
6,863
Finance lease obligations	81
Non-controlling interests	965
Equity attributable to the equity shareholders of the parent company
Called up share capital	797
Share premium	1,343
Capital redemption reserve	3,146
Fair value, hedging and exchange reserve	49
Own shares	(2,306)
Other retained earnings	2,104
5,133
Total capitalization	15,783

Notes

(1)           At 31 December 2011, the group had cash and cash equivalents of £1,121 million.

(2)                                  At 31 December 2011, £74 million of the group’s net borrowings due within one year and £19 million of the group’s net borrowings due after more than one year were secured on assets of the group.

(3)                                  At 31 January 2012, 2,754,045,755 ordinary shares of 28 101/108 pence each were issued, all of which were fully paid, including shares issued, shares issued and held in employee share trusts and those held as treasury shares.

(4)                                  Except as disclosed in Diageo’s Annual Report on Form 20-F for the year ended 30 June 2011, as of 31 December 2011 the group has no material performance guarantees or indemnities to third parties.

(5)                                  Since 31 December 2011 no shares have been acquired by Diageo as part of the share buyback programs or to be held as treasury shares for hedging share scheme grant provided to employees.

(6)                                  Save as disclosed above, there has been no material change since 31 December 2011 in the group’s net borrowings, performance guarantees, indemnities and capitalization.

Contacts

Investor enquiries to:	Ágnes Bóta	+36 30 816 9022 /
+36 1 412 9022

	Sarah Paul	+44 (0) 7803 856 876 /
+44 (0) 20 8978 4326

	Angela Ryker Gallagher	+44 (0) 7803 855 003 /
+44 (0) 20 8978 4911
investor.relations@diageo.com

Media enquiries to:	Stephen Doherty	+44 (0) 7973 826 639 /
+44 (0) 20 8978 2528

	Kirsty King	+44 (0) 7855 808 959 /
+44 (0) 20 8978 6855
media.comms@diageo.com

Editor notes

Diageo is the world’s leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, beer and wine. These brands include Johnnie Walker, Crown Royal, JεB, Buchanan’s, Windsor and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Baileys, Captain Morgan, Jose Cuervo, Tanqueray and Guinness.

Diageo is a global company, with its products sold in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands, and performance, visit us at Diageo.com. For our global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit DRINKiQ.com.

Forward-looking statements

This document contains ‘forward-looking statements’. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, the completion of Diageo’s strategic transactions and restructuring programmes, anticipated tax rates, expected cash payments, outcomes of litigation and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control. All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the ‘risk factors’ contained in Diageo’s annual report on Form 20-F for the year ended 30 June 2011 filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-

looking statements to reflect any changes in Diageo’s expectations or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in documents it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. This document includes names of Diageo's products, which constitute trademarks or trade names which Diageo owns, or which others own and license to Diageo for use.  All rights reserved. © Diageo plc 2012. The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities. Past performance cannot be relied upon as a guide to future performance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 8 February 2012	By:	/s/ John Nicholls
Name: John Nicholls
Title: Deputy Company Secretary